EXHIBIT (a)(1)(iv)

EXHIBIT (a)(1)(iv)

BNY Mellon Investment Servicing (US) Inc. P.O. Box 9819 Providence, Rhode Island 02940-8019

Dear Stockholder:

As you requested, we are enclosing a copy of the BlackRock Senior Floating Rate Fund II, Inc. (the “Fund”) Combined Offer to Purchase dated November 24, 2010 (the “Combined Offer to Purchase”), in which the Fund is offering to purchase up to 3,800,000 issued and outstanding shares (the “Shares”). The Combined Offer to Purchase (which also contains an offer to stockholders in another fund to purchase stock of that fund, for which you may or may not own shares) is for cash at net asset value (“NAV”) per Share as of the expiration date of the offer, less any applicable early withdrawal charge. Together with the Combined Offer to Purchase we are sending you a form of Letter of Transmittal (the “Letter”) for use by holders of record of Shares that you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Combined Offer to Purchase.

If, after reviewing the information set forth in the Combined Offer to Purchase and the Letter, you wish to tender Shares for purchase by the Fund, please either contact your financial advisor or other broker, dealer or nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Combined Offer to Purchase and Letter.

Neither the Fund nor its Board of Directors makes any recommendation to any holder of Shares as to whether or not to tender Shares. Each stockholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

The Fund’s annualized distribution rate for the period October 1, 2010 through October 31, 2010, based on the amounts actually distributed by the Fund, was 4.39%, based on the October 29, 2010 NAV of $8.38 per Share. For the quarter ended September 30, 2010, the Fund’s highest NAV was $8.31 per Share and its lowest NAV was $8.13 per Share. The Fund’s NAV on November 19, 2010 was $8.40 per Share. The Fund publishes its NAV each week in Barron’s. It appears in the “Investment Company Institute List” under the sub-heading “Loan Participation Funds” within the listings of mutual funds and closed-end funds.

Requests for current NAV quotations or for additional copies of the Combined Offer to Purchase, the Letter and any other tender offer documents may be directed to BlackRock Advisors, LLC, at 1-800-441-7762.

Should you have any other questions on the enclosed material, please do not hesitate to contact your financial advisor or other broker or dealer or BlackRock Advisors, LLC, at 1-800-441-7762. We appreciate your continued interest in BlackRock Senior Floating Rate Fund II, Inc.

Yours truly,

BNY Mellon Investment Servicing (US) Inc.